Company Meeting June 1st, 2016 1 Filed by TiVo Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Companies: TiVo Inc. (Commission File No. 000-27141) Rovi Corporation (Commission File No. 000-53413), and Titan Technologies Corporation (Commission File No. 000-53413)

Safe Harbor Statement Please review our SEC filings, including forms 10-Q and 10-K Forward-Looking Statements This presentation contains "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo Inc. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by TiVo stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo; 4) uncertainty as to the long-term value of the combined companies’ common stock; 5) unpredictability and severity of natural disasters; 6) adequacy of Rovi’s or TiVo’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) the combined companies’ ability to implement their business strategy; 10) adequacy of Rovi’s, TiVo’s or the combined companies’ loss reserves; 11) retention of key executives by Rovi and TiVo; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses the combined companies may acquire or new business ventures the combined companies may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either Rovi or TiVo; 19) litigation related to the transaction; 20) unexpected costs, charges or expenses resulting from the transaction; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015, Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016, TiVo’s Quarterly Report on Form 10-Q for the period ended April 30, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law. No Offer or Solicitation The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. 2

Additional Information Additional Information about the Proposed Transaction and Where to Find It This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at 818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Participants in the Solicitation Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on May 27, 2016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph. 3

TiVo’s Non-GAAP Information TiVo's "EBITDA" means income before interest income and expense, provision for income taxes and depreciation and amortization. TiVo's "Adjusted EBITDA" is EBITDA adjusted for acquisition related charges for retention earn-outs payable to former shareholders of the business we acquired and changes in fair value of acquired business' performance related earn- outs, transition and restructuring charges, stock-based compensation, litigation expenses associated with litigation matters (whether or not initiated by us) which have the potential to result in revenue generation and litigation proceeds attributable to past damage awards, but includes litigation proceeds recognized as technology licensing revenue. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, which we refer to as GAAP. We have presented EBITDA and Adjusted EBITDA solely as supplemental disclosure because we believe they allow for a more complete analysis of our results of operations and we believe that EBITDA and Adjusted EBITDA are useful to investors because EBITDA and Adjusted EBITDA are commonly used to analyze companies on the basis of operating performance. In addition, because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, and the subjective assumptions involved in those determinations, we believe excluding stock-based compensation enhances the ability of management and investors to evaluate our operating performance over multiple periods. Management does not use EBITDA or Adjusted EBITDA as a measure of liquidity because, among other things, they do not exclude the impact of deferred revenue from IP settlements nor the impact of deferred revenues associated with the amortization of product lifetime subscriptions. We do not use stock-based compensation expense in our internal measures. A limitation associated with these non-GAAP measures is that they do not include any stock-based compensation expense related to hiring, retaining, and incentivizing the Company's workforce. EBITDA and Adjusted EBITDA are not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. 4

Company Meeting – June 1, 2016 • Rovi Transaction Update • Q1 Earnings • Key Projects • Upcoming Events

Timeline 6 6 Transaction Announcement – April 29 File HSR SEC Comment Due 30 days after S-4 Filed S-4 (Joint Proxy) Approved * TiVo 1Q’FY17 Earnings Release - May 31 Transaction Close * Note: Transaction close dependent on timing for HSR clearance, and how quickly any comments from the SEC are resolved on Form S-4. Shareholder Vote File S-4 (Joint Proxy) Completed Actions In Process TiVo Annual Meeting Proxy Receive HSR Clearance*

Integration Planning Rajive Dhar & Larry Denny

Integration Team Structure Portfolio Planning (Product Roadmap/Development) Go-to-Market (Channel Alignment) Intellectual Property Rovi Steering Committee Finance, Accounting & Tax Legal Marketing IT & Dev Ops Supply Chain & Transformation HR Real Estate & Facilities Revenue Synergies Cost Synergies Strategic Initiative Teams Post-Sales Support & Services Functional Initiative Teams TiVo and Rovi Integration Teams TiVo Integration Lead: Rajive Dhar 8

Other Integration Related Updates • HR Updates • Upcoming Employee Stock Brown Bag • Facilities Update 9

Q1 Earnings Derrick Nueman

First Quarter Fiscal Year 2017 Highlights 11 • Service and Software & Technology revenue of $99.7M • Adjusted EBITDA of $32.1M • Net Income was $4.2M • Reiterated Fiscal Year 2017 guidance

Continued Subscription Growth 12 • Over 7M total subs from traditional TiVo products. • Almost another 30M HHs from Cubiware and Digitalsmiths deployments.

Strong Multi-Year Operator-Related Growth 13

Key R&D Projects Jim Denney

Key Projects (Not in Priority Order) • Vodafone Spain • Virgin - Next Gen 4k STB+VoD • Next Gen MSO 4k STB • Millicom • Next Gen IPVOD Integration • Regulatory / Accessibility 15 • Next Gen Consumer Product • IPTV Solution – IP Linear and nDVR • Next Gen UI • Next Gen Service Platform • Rovi Metadata Conversion

Upcoming Events Steve Wymer

Events • Upcoming Dinner for Ten Year Anniversary Employees • All-Company BBQ in July • Community Service Project with American Red Cross • Ice Cream Social and Veteran Intern Program kick off 17